Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-226466) on Form S-8 of Columbia Financial, Inc. of our report dated June 29, 2020, with respect to the statement of net assets available for benefits of the Columbia Bank Savings and Investment Plan as of December 31, 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes, (collectively, the “financial statements”), which report appears in the December 31, 2019 annual report on Form 11-K of Columbia Bank Savings and Investment Plan.

/s/ CohnReznick LLP

Roseland, New Jersey

June 29, 2020